Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E6

Item 2	Date of Material Change

May 15, 2019.

Item 3	News Release

A news release with respect to the contents of this report was issued on May 15, 2019 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On May 15, 2019, Lithium Americas Corp. (“LAC” or the “Company”) announced that Tom Hodgson has retired as Chief Executive Officer and Director. The Board of Directors has appointed Jonathan (Jon) Evans, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and to replace Tom Hodgson on the Board. Tom Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

Item 5	Full Description of Material Change

On May 15, 2019, Lithium Americas Corp. (“LAC” or the “Company”) announced that Tom Hodgson has retired as Chief Executive Officer and Director. The Board of Directors has appointed Jonathan (Jon) Evans, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and to replace Tom Hodgson on the Board. Tom Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-02

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E6
Telephone: 1 (778)-656-5811

Item 9	Date of Report

May 22, 2019